

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

June 4, 2010

American Wagering, Inc.
Victor Salerno-Chief Executive Officer
675 Grier Drive
Las Vegas, Nevada 89119

> **Re:** **American Wagering, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2010**
> **File Number: 000-20685**

Dear Mr. Salerno:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Fiscal Year Ended January 31, 2010

General

1. You filed a Form 8-K on November 23, 2009 indicating that on November 17, 2009, AWI Gaming, Inc. entered into an Asset Purchase and Sale Agreement whereby AWI Gaming will sell to 777 Gaming, Inc., a Nevada corporation, certain of AWI Gaming's assets related to and including the casino, hotel, land and related businesses commonly known as Sturgeon's Inn & Casino. Exhibit 10.25 also indicates that Company engaged in continuing efforts to sell Sturgeon's Inn & Casino. However, your filing does not appear to include any disclosures associated with the sale of Sturgeons. In fact, you sate only that you intend monitor and make changes in Sturgeon's slot mix and to increase its efficiency through cost reductions. Considering the material nature of such a transaction, please tell us the reason you did not include any details related to the transaction and the corresponding impact it would have on your business.

2. Your Form 8-K also indicates that the transaction is contingent upon receipt of a current appraisal of the "Acquired Assets". In this regard, please tell us, supplementally, the appraised value of such assets.

3. As a related matter, we note that "Casinocity.com" identifies 777 Gaming, Inc. as the owner of Sturgeon's Inn and Casino. If true, please tell us when the sale took place. In addition, the sales contract should be filed as an Exhibit. Consideration should also be given to your reporting obligations pursuant to Item 2.01 of the Form 8-K, including the accompanying pro forma financial information required under Item 9.01(b). Your attention is also invited to Rule 8-03(b)(4) of Regulation S-X with regard to your potential reporting obligations. If you believe that no such information is required, please explain the basis for your conclusion. We may have further comments upon review of your response.

4. Exhibit 10.26 indicates that you engaged Alpine Advisors LLC ("Alpine") on an exclusive basis, to provide advisory services with respect to the exploration of: (i) strategic alternatives that may lead to a possible transaction through sale, merger, joint venture or otherwise, whether effected in a single transaction or a series of related transactions, in which 50% or more of the voting power of Client or all or a substantial portion of its business or assets are combined with or transferred to another company (a "Transaction") and (ii) financing alternatives (a "Financing"). However, your filing does not appear to include any subsequent event disclosures related to the appointment of Alpine. Due to the material impact this agreement will have on your business, please tell us the reason you did not include these disclosures within the filing.

5. In addition, due to the material impact the aforementioned transactions would have on your business, it appears that you should significantly revise your disclosures to include appropriate risk factors. In addition, your MD&A disclosures should be revised to comply with Item 303(a)(3)(ii) of Regulation S-K.

Item 7- Management Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 19

6. Please tell us and clearly disclose whether there are any amounts available under your credit lines with Mr. Salerno. We encourage that such amounts be presented though the use of tabular disclosure detailing your total borrowing capacity, amounts currently outstanding as well as amounts currently available under your existing credit lines. In addition, if you presently depend on cash contributions from Mr. Salerno to continue to operate as a going concern, please clearly indicate this fact in your filing. Furthermore, you should clearly state, if true, that there is no legal obligation for Mr. Salerno to continue to fund your operations and address the effect of losing such funding.

7. You indicate that effective May 8, 2009, Fidelity canceled its surety bond. In addition, you indicate that you have been unable to secure a replacement bond. Please tell us, and disclose in your filings, the reason for the cancelation of the surety bond as well as the reasons you have been not been able to secure a replacement bond with acceptable terms. In this regard, tell us management's plans in the case that the pledged certificates, which expire on October 2010, are not renewed or able to be renewed.

8. Due to the material impact that the reserves required by the Nevada Gaming Commission Regulation 22.040 have on your business and related cash flows, it appears that you should provide a table, for each of the fiscal years presented, which indicates the historical reserves required upon the commencement of football season, or any other events that impact your reserve. In addition, due to the liquidity issues you currently face and in order to provide investors with a better understanding of your liquidity needs, it appears that you should revise your disclosures to include a range of expected reserves for the corresponding future periods. For guidance, please refer to Item 303 of Regulation S-K.

Results of Operations, page 24

9. We note your discussion and analysis of costs of sales is significantly limited. We believe such disclosure should be more comprehensive than that currently presented. In particular, while you discuss certain factors to which changes are attributable, we believe your disclosures could be improved by:
    * use of tables to present dollar and percentage changes in amounts, rather than including such information in narrative form;
    * using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable;
    * refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
    * ensuring that all material factors are quantified and analyzed; and
    * quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate;

    Please expand your narrative to include separate quantification and discussion of the significant components of cost of sales as well as a substantive discussion of the nature of your major components (e.g. variable of fixed).

Financial Statements

Consolidated Balance Sheet, page 30

10. On November 17, 2009, AWI Gaming, Inc. entered into an agreement to sell AWI Gaming's assets, including the casino, hotel, land and related businesses commonly known as Sturgeon's Inn & Casino. In this regard, please tell us why AWI Gaming's assets were not classified as held for sale. Please address the criteria set forth in ASC 360-10-45-9. We may have further comments upon review of your response.

Consolidated Statements of Operations, page 31

11. We refer you to the non-operating line item titled "Other". Please supplementally provide us with a schedule of the individually significant components of this line item for each period presented. Describe and quantify each item in your response.

12. Your attention is directed to ASC 260-10-45-20 which states that "if there is a loss from continuing operations, diluted EPS would be computed in the same manner as basic EPS is computed . . ." Please revise your presentation to comply with this guidance. Diluted EPS is not "N/A." Your related footnote disclosure (page 38) should also be revised.

Notes to the consolidated financial statements

Note 1- Nature of Operations and Summary of Significant Accounting Policies

Systems, page 37

13. Please provide us with a detailed discussion of your Systems Segment revenue recognition policy. Your response should include the applicable literature you relied upon to arrive at your conclusion that revenues are earned upon installation of software and hardware, instead of some later period. In addition, please specifically address the recognition requirements set forth by ASC Topics 985 and 605, as applicable.

14. Please tell us and clearly disclose whether amounts related to your maintenance agreements are refundable under any circumstances. In addition, also tell us whether a customer may cancel a maintenance agreement upon request or non-payment at any time.

15. If your license agreements also provide for other deliverables (e.g. upgrades/enhancements, services or PCS), please explain how you value and account for each applicable element.

16. Reference is made to page 28 of your filing. You state that there are no recently issued accounting pronouncements that are expected to have a material impact upon your financial statements. Please explain, supplementally and in detail, why Updates 2009-13 and 2009-14 (EITF 08-1 and EITF 09-3, respectively) are not expected to materially impact your accounting.

Note 3-Debt, page 40

17. We assume that the "Note payable, Sturgeon's" is actually payable to a bank. Please revise to disclose the name of the creditor. In this regard, the loan agreement appears to contain a cross-default clause. That is, it appears that the developments in the Racusin litigation and/or the cancellation of the Fidelity surety bond could potentially cause a default on the note payable. Please address this matter supplementally.

Note 6 – Commitments and Contingencies, page 45

18. We note that you are involved in a dispute with Racusin as to whether a breach in your settlement agreement has occurred. Although the dispute is ongoing, you have recorded significant adjustments to related interest payable in fiscal 2009 and in fiscal 2010 causing you to record a credit balance in the related line item of your income statements for fiscal 2009 and 2010. Please revise the description of that credit balance from "Litigation Income" to "Reversal of Litigation Accrual" or to a similar title. The current description is confusing. In addition, given the fact that you have elected to significantly reduce the interest accrual even though "the calculation of amounts due may be considered later in the litigation, including but not limited to at trial," it appears that your related assumptions and conclusions should be addressed in detail in your discussion of Critical Accounting Policies and Estimates in MD&A. Please expand your discussion accordingly.

Note 7- Related Party Transactions, page 47

19. You indicate that Mr. Salerno loaned the company an additional $500,000 to fund" urgent cash flow needs of the company". In this regard, please tell us and revise future filing to describe the nature of the urgency and to address whether you expect a similar situation to transpire during the current fiscal year.

Note 8- Income Taxes, page 48

20. It appears that amounts associated with deferred revenues as well as with unpaid winning tickets could lead to potential deferred assets and liabilities. However, no amounts appear to be recognized. In addition, your accounting methodology related to software license fees, maintenance agreements and sale of hardware to customers, could also lead to potential deferred assets and liabilities to be recognized. Please advise.

21. We refer you to the line item titled "Other". Please supplementally provide us with a schedule of the individually significant components of this line item for each period presented. Describe and quantify each temporary difference in your response.

22. Please reconcile contributed services amounts within your tax schedule to amounts presented in the additional supplementary cash flow information within Note 10.

23. Please provide us with and revise your filing to comply with the disclosure requirements of ASC 740-10-50-15(a) through (d).

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at 202-551-3312 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief